UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Financial Officer

On March 25, 2024, the board of directors of NWTN Inc., a Cayman Islands exempted company (the “Company”), appointed Leo Xi Lin as the Chief Financial Officer of the Company. Accordingly, Mr. Lin will become the principal financial and accounting officer of the Company and Mr. Damon Danlu Xian, the Senior Vice President in Finance of the Company, will no longer be considered the principal financial and accounting officer of the Company.

Leo Xi Lin, age 59, was the Chief Financial Officer of Eat Just, Inc., a food technology company in the plant-based egg and cultured meat business, from September 2021 to June 2022. He served as Chief Financial Officer and Vice President of Global Finance of Karma Automotive LLC, a luxury electric vehicle company, from July 2019 to September 2021. Mr. Lin was the Chief Financial Officer of Red Digital Cinema, a renowned high-end brand of cinematography cameras, and the Chief Financial Officer of Red Hydrogen, a new-generation smart phone maker, from March 2019 to July 2019. Prior to that, Mr. Lin was Vice President of Finance of NIO USA, Inc., the North America headquarters of NIO, Inc. (NYSE: NIO), a company engaged in the design, manufacture, and sale of electric vehicles, from 2015 to March 2019. He held several senior positions, including Chief Financial Officer and Vice President of Finance & Corporate Strategy, at Monster, Inc., a consumer electronics company, from 2006 to 2015. Mr. Lin received his Bachelor of Arts degree in English & Maritime Commerce from Shanghai Maritime University and his M.B.A. degree in Finance & International Business from University of San Francisco.

There are no family relationships between Mr. Lin and any director or executive officer of the Company. There are no transactions between the Company and Mr. Lin that are subject to disclosure under Item 404(a) of Regulation S-K.

On March 8, 2024, the Company, NWTN Green Energy Co for Managing Office Ltd., a subsidiary of the Company (“NWTN Green Energy Co”), entered into an employment contract with Mr. Lin (the “Lin Employment Agreement”). Pursuant to the Lin Employment Agreement, Mr. Lin agreed to serve as the Chief Financial Officer of the Company for four years, commencing on April 1, 2023, subject to a probation period of six months. Mr. Lin is eligible to participate in the Company’s equity incentive plan. The Lin Employment Agreement may be terminated by any party with a one-month advance written notice or by the Company and NWTN Green Energy Co without notice in the event of any violation of the terms of the Lin Employment Agreement or misconduct or negligence, breach of duty or trust by Mr. Lin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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